Neovasc Announces Key Events at TCT 2022

VANCOUVER and MINNEAPOLIS

Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced its participation and presence at the Transcatheter Cardiovascular Therapeutics TCT 2022 conference ("TCT"), hosted by the Cardiovascular Research Foundation ("CRF"), taking place in person at the Boston Convention & Exhibition Center, September 16-19, 2022. Members of the Neovasc team will be available at booth 647 in the exhibit hall.

New Investigational Data to be Presented

On Monday, September 19, 2022, Shmuel Banai, MD, Tel Aviv Medical Center, will present new early data on the use of the Neovasc Reducer™ ("Reducer") in a patient population suffering from angina with non-obstructive coronary artery disease ("ANOCA"). The international investigational data will be featured in the "TCT Innovation" session scheduled from 11:00 AM - 12:30 PM EDT in the Innovation Theater, Room 210, Level 2, Boston Convention and Exhibition Center. The presentation entitled, "Coronary Sinus Reduction for the Treatment of Symptomatic Microvascular Coronary Disease: Early Clinical Results" is the first time the Company will highlight data on the impact of the Reducer on the objective measurement of coronary flow reserve (a measure of the heart's ability to pump blood) in patients that have chest pain without blocked coronary arteries. ANOCA patients suffer from poor quality of life and there are limited options for their treatment today.

Sponsored Symposium to be Held

On Sunday, September 18, 2022, the Reducer will be highlighted in a company-sponsored symposium titled, "An Emerging Interventional Therapy for Refractory Angina: The Reducer", detailing the impact that refractory angina has on patients, and how the Reducer device is an emerging solution that is currently commercially available internationally, and under clinical investigation in the United States. TCT faculty will give an overview of the Reducer and the COSIRA-II trial, and attendees will see a practical application of the device through a case presentation of a patient suffering from refractory angina with no other treatment options. The COSIRA-II clinical trial design will also be reviewed.  Gregg Stone, M.D., of Mount Sinai Health System New York, and Tim Henry, M.D., of The Christ Hospital, Cincinnati, will moderate the session, with Allen Jeremias, M.D., of St. Francis Hospital and Heart Center, Roslyn, NY and Natalia Pinilla, M.D., of McMaster University, Hamilton, Ontario, will speak to the Reducer and its clinical application. The session will take place in Theater 1, Room 052, Exhibition Level.

On Friday, September 16, 2022, the company will also have a separate COSIRA II Clinical Investigator Meeting in Boston, to discuss status, progress, and initiatives with its clinical investigators in the COSIRA II Clinical Trial.

For additional information and to register for TCT 2022, please visit:
https://tct2022.crfconnect.com/.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Reducer is investigational in the United States in the COSIRA-II clinical trial. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2011, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

Contacts

Investors

Mike Cavanaugh

ICR Westwicke

Email: Mike.Cavanaugh@westwicke.com

Media

Sean Leous

ICR Westwicke

Email: Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, statements regarding the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three and six months ended June 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.